UN
SECURITIES ANI
Washi



07001009

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/25/05 (MM/DD/YY) AND ENDING 11/24/06 (MM/DD/YY)

RECEIVED JAN 23 2007 WASH

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EPOCH SECURITIES, INC.

OFFICIAL USE ONLY
103899
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 NEW YORK PLAZA
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul T. Meys (212) 855-9654
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

PROCESSED
FEB 01 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (6-02)

<u>OATH OR AFFIRMATION</u>

January 19, 2007

State of New York
ss:
County of New York

I, the undersigned, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Epoch Securities, Inc. as of November 24, 2006, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephen R. Pierce
CEO
Epoch Securities, Inc.

MICHAEL A. WALSH
Notary Public State of New York
No. 01WA5034353
Qualified In New York County
Commission Expires October 11, 2010

Subscribed and sworn before me;

This 19 day of January, 2007

EPOCH SECURITIES, INC.

Statement of Financial Condition
As of November 24, 2006



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Shareholder of
Epoch Securities, Inc.:

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of Epoch Securities, Inc. (the "Company") at November 24, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 19, 2007

EPOCH SECURITIES, INC.

STATEMENT of FINANCIAL CONDITION

As of November 24, 2006

Assets

Cash	$ 4,532,081
Receivables from affiliates	10,448,559
Deferred tax asset	4,927,569
Total assets	$ 19,908,209

Liabilities and Shareholder's Equity

Other liabilities and accrued expenses	$ 26,000
Contingencies	
Shareholder's equity	
Common stock, par value $0.01 per share; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	118,071,341
Accumulated deficit	(98,189,142)
Total shareholder's equity	19,882,209
Total liabilities and shareholder's equity	$ 19,908,209

The accompanying notes are an integral part of
this statement of financial condition.

EPOCH SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Description of Business

Epoch Securities, Inc. (the company), a Delaware corporation, is a registered U.S. broker-dealer. The company engages in investment banking activities, which include acting as a distribution channel for Goldman, Sachs & Co (GS&Co.) for initial public and secondary securities offerings to retail customers. The company is a wholly owned subsidiary of The Goldman Sachs Group Inc. (Group Inc.).

Note 2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions regarding, if applicable, the provision for potential losses that may arise from litigation and regulatory proceedings and other matters that affect the financial statements and related disclosures. Although these estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Unless otherwise stated herein, all references to November 2006 refer to the company's fiscal year ended or the date, as the context requires, November 24, 2006.

Cash

The company defines cash as unrestricted cash held with one financial institution.

Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amounts that more likely than not will be realized. Tax provisions are computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. The company joins in the filing of Group Inc.'s consolidated U.S. income tax return. Current income tax is allocated to the company based on inclusion of the company's items in the consolidated return, including utilization of net operating loss carryforwards by Group Inc.

Group Inc. will file consolidated federal and state income tax returns for the year ended November 2006, which will include the company's net earnings. The company's provision for taxes is determined as if the company filed a separate tax return and the tax payable to or receivable from Group Inc. is presented as a component of "Receivable from Affiliates" in the statement of financial condition. At November 2006, the company had a net receivable of $1.4 million from Group Inc. for its income taxes.

Note 3. Income Taxes

As of November 2006, the company had available $14.0 million of net tax operating loss carryforwards for U.S. federal income tax purposes and has recorded a $4.9 million deferred tax asset related to the future utilization of these loss carryforwards by Group Inc. These carryforwards begin to expire in 2019. The current component of the federal tax benefit represents the net amount expected to be received from Group Inc. due to the utilization on its consolidated tax return of a portion of the company's net operating loss carryforwards. The deferred component represents a decrease during 2006 in the company's net operating loss carryforward. The company has not recorded a valuation allowance related to the deferred tax asset.

Note 4. Contingencies

The company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management does not believe, based on currently available information, that there are any such proceedings which would have a material adverse effect on the company's financial condition, but resolutions of such proceedings may be material to the company's operating results for any particular period, depending, in part, upon the operating results for such period. Given the inherent difficulty of predicting the outcome of litigation matters, particularly in cases in which claimants seek substantial or indeterminate damages, the company cannot estimate losses or ranges of losses for cases where there is only a possibility that a loss may have been incurred.

Note 5. Net Capital Requirements

As of November 2006, the company was a registered U.S. broker-dealer subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements. The company has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of November 2006, the company had regulatory net capital of $13.5 million, which exceeded the amount required by $13.2 million.

The company has entered into a clearing agreement to clear all of its securities transactions on a fully disclosed basis through an affiliated clearing broker-dealer. This agreement is consistent with the terms of the SEC No-Action Letter dated November 3, 1998 relating to the capital treatment of assets in the proprietary accounts of an introducing broker ("PAIB"). Accordingly, the company is permitted to include PAIB assets as allowable assets in its net capital computations.

Note 6. Related Party Transactions

The company has entered into an agreement with GS&Co., whereby GS&Co. provides management, administrative and operational services required by the company.

The company has recorded $10.4 million of receivables from affiliates, which includes $9.0 million due from GS&Co., of which $8.9 million is on deposit in a brokerage account, and $1.4 million due from Group Inc. related to income taxes.